SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2007

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1	Letter submitted to the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires), dated December 11, 2007, regarding agreements entered with related parties.

Telefónica de Argentina S.A.

Item 1

Buenos Aires, December 11th, 2007

Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Agreements entered with related parties,
Section 73, Law 17,811 (under Decree No. 677/01)

Dear Sirs,

I am writing to you on behalf of Telefónica de Argentina S.A. (hereinafter referred to as the “Company”), domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, in connection with the provisions of the referenced rule.

In that respect, please be advised that the Company’s Board, in its meeting of today, approved the five-year extension for the networking agreements entered between Telefónica de Argentina S.A. (TASA) and Telefónica Móviles Argentina S.A. (TMA).

In the same meeting, the Board approved the terms and conditions of the new agreement for the Billing Service in the Name of Servicio de Facturación por Cuenta y Orden, provided by TASA to TMA, for the calls made by TASA’s customers to those of TMA’s using the CPP mode.

These transactions have the relevant opinions of the Company's Audit Committee, which are available to the Shareholders at the company’s address located at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, from 10 a.m. to 12 p.m. and from 3:00 p.m. to 6:00 p.m. Said opinions state that the transactions are carried out under market conditions.

Yours sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	December 12, 2007	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel